霍金路偉律師行	Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Hong Kong 霍金路偉律師行 香港金鐘道88號 太古廣場一座11樓 T 電話 +852 2219 0888 F 傳真 +852 2219 0222 DX No 225017 Wanchai 1 www.hoganlovells.com

October 19, 2023

VIA EDGAR Ms. Rucha Pandit Mr. Dietrich King Division of Corporation Finance Office of Trade & Service U.S. Securities and Exchange Commission 100 F Street,N.E. Washington, D.C. 20549

Re:	Trident Digital Tech Holdings Ltd (CIK No. 0001983550) Registration Statement on Form F-1

Dear Ms. Pandit and Mr. King,

On behalf of our client, Trident Digital Tech Holdings Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with an estimated price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Partners

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

A Croke

J E M Leitch

B A Phillips

T Liu

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

J Cheng

Foreign Legal

Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

*Notary Public

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering shortly hereafter, and request that the Staff declare the effectiveness of the Registration Statement on or about November 7, 2023. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the Staff dated October 11, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Risk Factors

ADS holders may not be entitled to a jury trial .. . ., page 30

1.	We note your representation on 107 that the jury trial waiver provision “continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in this offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying Class A ordinary shares.” Please also revise your risk factor disclosure here to similarly address that the jury trial waiver provision would apply to purchasers in secondary transaction and even if an ADS holder were to withdraw the ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Registration Statement.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Description of Share Capital, page 88

2.	We note your response to comment 4 and reissue in part. Please also revise here to reflect the exclusive forum provisions discussed in the risk factor disclosure on pages 26 and 27.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Registration Statement.

Should you have any questions regarding the Registration Statement, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Chris Zhao, partner at Marcum Asia CPAs LLP (“Marcum”), by telephone at (86) 139 2605 0901 or via email at chris.zhao@marumasia.com. Marcum is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:

Soon Huat Lim, Chief Executive Officer, Trident Digital Tech Holdings Ltd

Chris Zhao, Partner, Marcum Asia CPAs LLP

Ross David Carmel, Esq., Partner, Sichenzia Ross Ference Carmel LLP

Barry P. Biggar, Esq., Partner, Sichenzia Ross Ference Carmel LLP